EXHIBIT 21

Verizon Communications Inc. and Subsidiaries

Principal Subsidiaries of Registrant at December 31, 2008

Name	Jurisdiction of Organization

Verizon California Inc.	California

Verizon Delaware LLC.	Delaware

Verizon Florida LLC.	Florida

Verizon Maryland Inc.	Maryland

Verizon New England Inc.	New York

Verizon New Jersey Inc.	New Jersey

Verizon New York Inc.	New York

Verizon North Inc.	Wisconsin

Verizon Northwest Inc.	Washington

Verizon Pennsylvania Inc.	Pennsylvania

Verizon South Inc.	Virginia

GTE Southwest Incorporated (d/b/a Verizon Southwest)	Delaware

Verizon Virginia Inc.	Virginia

Verizon Washington, DC Inc.	New York

Verizon West Virginia Inc.	West Virginia

Cellco Partnership (d/b/a Verizon Wireless)	Delaware
Verizon Capital Corp.	Delaware

Verizon Business Global LLC	Delaware